UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

COMSYS IT PARTNERS, INC.
(Name of Issuer)

Common Stock
Par Value $0.01 per Share
(Title of Class of Securities)

20581E 10 4
(CUSIP Number)

Kenneth C. Hunt
Manpower Inc.
One Manpower Place
Milwaukee, Wisconsin 53212

(414) 961-1000

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  20581E 10 4

l) Name of Reporting Person

Manpower Inc.

2) Check the Appropriate Box if a Member of a Group

(a)   [   ]

(b)   [   ]

3) SEC Use Only

4) Source of Funds

OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	0
8)	Shared Voting Power	5,675,399 (1)
9)	Sole Dispositive Power:	0
10)	Shared Dispositive Power:	5,675,399 (1)

11) Aggregate Amount Beneficially Owned by Each Reporting Person

5,675,399 (1)

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (2)

13) Percent of Class Represented by Amount in Row (11)

26.6%

14) Type of Reporting Person

CO

(1)  The Reporting Person may be deemed to be the beneficial owner of 5,675,399 shares under the Tender and Voting Agreement described in Item 4.  The Reporting Person disclaims beneficial ownership of any shares of common stock covered by the Tender and Voting Agreement.

(2)  The amount in row 11 excludes 595,468 shares of common stock subject to options and warrants held by the persons named in Schedule I to the Tender and Voting Agreement described in Item 4.  The Reporting Person disclaims beneficial ownership of any shares of common stock covered by the Tender and Voting Agreement.

Item 1.

Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (“Common Stock”), of COMSYS IT Partners, Inc., a Delaware corporation (“COMSYS”), with principal executive offices at 4400 Post Oak Parkway, Suite 1800, Houston, Texas 77027.

Item 2.  Identity and Background

(a)

This statement is being filed by Manpower Inc., a Wisconsin corporation (“Manpower”).

(b)

Manpower Inc. is a world leader in the employment services industry.  Manpower provides a comprehensive range of services for the entire employment and business cycle including permanent, temporary and contract recruitment; employee assessment and selection; training; outplacement; outsourcing; consulting; and professional services.  Manpower’s worldwide network includes over 3,900 offices in 82 countries and territories.  Manpower Inc. operates under five brands:  Manpower, Manpower Professional, Elan, Jefferson Wells and Right Management.

The address of the principal business and principal office of Manpower is One Manpower Place, Milwaukee, Wisconsin 53212.

(c)

Information regarding the executive officers and directors of Manpower is set forth on Schedule I hereto.

(d)-(e).  During the past five years, Manpower, and to Manpower’s knowledge, its executive officers and directors named on Schedule I hereto have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Manpower is a corporation organized under the laws of the State of Wisconsin.  All of the executive officers and directors of Manpower are citizens of the United States except for Francoise Gri who is a citizen of France, Jonas Prising who is a citizen of Sweden and Marc Bolland who is a citizen of the Netherlands.

Item 3.  Source and Amount of Funds or Other Consideration

On February 1, 2010, Manpower and Taurus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Manpower (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with COMSYS, as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.  In order to induce Manpower and Merger Sub to enter into the Merger Agreement with COMSYS, certain officers, directors and stockholders of COMSYS (collectively, the “Stockholders”) entered into a Tender and Voting Agreement, dated as of February 1, 2010 (the “Tender and Voting Agreement”), as described in Item 4 of this Schedule 13D, which is incorporated herein by reference.  No other consideration has been paid in exchange for the Stockholders entering into the Tender and Voting Agreement.  Manpower expressly disclaims beneficial ownership of any shares of COMSYS Common Stock covered by the Tender and Voting Agreement.

Item 4.  Purpose of Transaction

(a)-(b)

Pursuant to the Merger Agreement, Merger Sub will commence an exchange offer (the “Offer”) to purchase all of the outstanding shares of COMSYS Common Stock.  Following the completion of the Offer, Merger Sub will merge with and into COMSYS (the “Merger”), with COMSYS surviving the Merger as a direct or indirect wholly owned subsidiary of Manpower.

In both the Offer and the Merger, each share of COMSYS Common Stock accepted by Merger Sub will be exchanged for either (at the stockholder’s election) $17.65 in cash or a fraction of a share of Manpower common stock, $0.01 par value per share (the “Manpower Common Stock”) equal to $17.65 divided by the average trading price of Manpower’s Common Stock during the ten trading days ending on and including the second trading day prior to the closing date of the Offer.

If COMSYS stockholders’ elections for cash or stock consideration in the Offer exceed 50% of the total number of shares of COMSYS Common Stock tendered, then holders making the oversubscribed election will receive prorated amounts of cash and stock consideration.  Similarly, if elections for cash or stock consideration in the Merger exceed 50% of the total number of shares of COMSYS Common Stock outstanding prior to the Merger, holders making the oversubscribed election will be subject to proration.  In any case, the number of Manpower shares issuable in connection with the Offer and the Merger will not exceed 19.9% of the aggregate Manpower Common Stock outstanding immediately prior to the closing of the Offer.  Manpower has the right, at any time not less than two business days prior to the expiration of the Offer, to elect to convert the transaction into an all-cash deal and to pay $17.65 in cash for all shares of COMSYS Common Stock tendered in the Offer and acquired in the Merger.

At the time of the execution of the Merger Agreement, in order to induce Manpower and Merger Sub to enter into the Merger Agreement, each of the Stockholders entered into the Tender and Voting Agreement with Manpower.  Pursuant to the Tender and Voting Agreement, the Stockholders have agreed, in their capacity as stockholders, (i) to tender into the Offer shares beneficially owned by such Stockholders, and (ii) at any meeting of the stockholders of COMSYS or in connection with any written consent of the stockholders of COMSYS, to vote such shares (a) in favor of the Merger, the execution and delivery by COMSYS of the Merger Agreement, the adoption and approval of the Merger Agreement and the terms thereof and each of the other actions contemplated by the Merger Agreement and the Tender and Voting Agreement; and (b) against approval of any proposal relating to a competing proposal and against any action or agreement that would impede, frustrate, prevent or nullify the Tender and Voting Agreement or result in a breach in any respect of any obligation or agreement of COMSYS under the Merger Agreement or which would delay or otherwise adversely affect the Merger or the Offer.

Each Stockholder also agreed that, except as provided by the Merger Agreement and the Tender and Voting Agreement, such Stockholder will not (i) offer to transfer, transfer or consent to any transfer of, any or all shares or interest in shares of COMSYS Common Stock beneficially owned by such Stockholder; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all shares or interest in shares of COMSYS Common Stock beneficially owned by such Stockholder; (iii) take any action that would reduce such Stockholder’s beneficial ownership of, interest in or risk relating to any shares of COMSYS Common Stock; (iv) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all shares of COMSYS Common Stock beneficially owned by such Stockholder; (v) deposit any shares of COMSYS Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to shares of COMSYS Common Stock beneficially owned by such Stockholder; or (vi) take any other action that would make any representation or warranty of such Stockholder contained in the Tender and Voting Agreement untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of the Stockholder’s obligations under the Tender and Voting Agreement or the transactions contemplated by the Tender and Voting Agreement or the Merger Agreement.

In addition, each Stockholder has agreed that such Stockholder will not and will not permit any of its representatives or affiliates to, directly or indirectly, encourage, solicit, initiate or participate in any way in any discussions or negotiations with, or provide information or otherwise take any action to assist or facilitate, any person concerning any Acquisition Proposal, as defined in the Merger Agreement.  Each Stockholder also agreed to use all reasonable efforts to consummate and make effective the transactions contemplated by the Tender and Voting Agreement.

The Tender and Voting Agreement with respect to each Stockholder will terminate upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement, (iii) June 30, 2010, or (iv) such time as the Merger Agreement is amended unless such amendment does not adversely affect the rights and interests of any Stockholder under the Tender and Voting Agreement or such Stockholder consents to such amendment.

The foregoing descriptions of the Merger Agreement and the Tender and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and Tender and Voting Agreement, which are filed herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

(c)

Not applicable.

(d)

Pursuant to the Merger Agreement, upon the acceptance for payment by Merger Sub of shares of COMSYS Common Stock pursuant to the Offer, Manpower will be entitled to designate the number of directors, rounded up to the next whole number, on the COMSYS board of directors that equals: (i) the total number of directors on the COMSYS board of directors (giving effect to the election of any additional directors pursuant to the Merger Agreement) multiplied by (ii) the percentage that the number of shares of COMSYS Common Stock owned by Manpower or Merger Sub (including shares of COMSYS Common Stock accepted for payment) bears to the total number of shares of COMSYS Common Stock outstanding.

According to the terms of the Merger Agreement, COMSYS has agreed to take all action reasonably necessary to cause Manpower’s designees to be elected or appointed to the COMSYS Board, including, at Manpower’s option, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both.  Until the completion of the Merger, the COMSYS board of directors is required to include at least two members who were directors of COMSYS prior to consummation of the Offer (the “Continuing Director”).  If at any time prior to the completion of the Merger, the number of Continuing Directors is reduced to fewer than two for any reason, the remaining and departing Continuing Directors will be entitled to designate a person to fill the vacancy.  The directors designated to fill such a vacancy will be deemed to be Continuing Directors or, if no Continuing Directors remain, the other directors will designate two persons to fill such vacancies who are not officers or affiliates of Manpower or any of its subsidiaries, and those persons will be deemed to be Continuing Directors for purposes of the Merger Agreement.

(e)

None, other than the change in the number of outstanding shares of COMSYS Common Stock as contemplated by the Merger Agreement.

(f)

Not applicable.

(g)

If the Merger is consummated as planned, the certificate of incorporation and by-laws of Merger Sub shall be the certificate of incorporation and by-laws of the surviving corporation resulting from the Merger.

(h)-(i)

Upon consummation of the transactions contemplated by the Merger Agreement, the shares of COMSYS Common Stock will cease to be listed on the NASDAQ Global Market, and they will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”).

(j)

Other than as described above, Manpower currently has no plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although Manpower reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

(a)-(b)

Prior to February 1, 2010, Manpower, and to Manpower’s knowledge, each of the persons listed on Schedule I to this Schedule 13D, was not the beneficial owner (as defined in Exchange Act Rule 13d-3) of any shares of COMSYS Common Stock.  By reason of the Tender and Voting Agreement (described in Item 4), Manpower may be deemed to be the beneficial owner of 5,675,399 shares under the Tender and Voting Agreement (which excludes 595,468 shares of common stock subject to options held by the Stockholders), representing approximately 26.6% of COMSYS Common Stock, based on the number of shares outstanding as of February 1, 2010, as represented by COMSYS in the Merger Agreement.  Other than with respect to the voting and dispositive rights granted to Manpower pursuant to the Tender and Voting Agreement, Manpower does not have the right to vote any shares of COMSYS Common Stock covered by the Tender and Voting Agreement on any other matters or to dispose of such shares.  Manpower hereby expressly disclaims beneficial ownership of any shares of COMSYS Common Stock covered by the Tender and Voting Agreement.  Except as described in this Schedule 13D, neither Manpower nor, to Manpower’s knowledge, any of the persons listed in Schedule I hereto, beneficially owns any shares of COMSYS Common Stock.

During the past five years, Manpower, and to Manpower’s knowledge, the natural persons listed on Schedule II hereto have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)

Except as set forth in this Schedule 13D, neither Manpower nor, to the Manpower’s knowledge, any of the persons listed on Schedule I hereto, has effected any transactions in COMSYS Common Stock during the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 and Item 4 is incorporated herein by reference.

Except as disclosed in this Schedule 13D or as set forth in or contemplated by the Merger Agreement and the Tender and Voting Agreement, there are no contracts, understandings or relationships between Manpower and any third person with respect to the shares of COMSYS Common Stock.

Item 7.  Material to Be Filed as Exhibits

Exhibit No	Description

99.1

Agreement and Plan of Merger, dated as of February 1, 2010, by and among Manpower Inc., Taurus Merger Sub, Inc. and COMSYS IT Partners, Inc., incorporated by reference to Manpower’s Current Report on Form 8-K dated February 2, 2010.

99.2

Tender and Voting Agreement, dated as of February 1, 2010, between Manpower Inc. and the persons listed on Schedule I thereto, incorporated by reference to Manpower’s Current Report on Form 8-K dated February 2, 2010.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  February 11, 2010

MANPOWER INC.

By: /s/ Kenneth C. Hunt

Kenneth C. Hunt

Senior Vice President, General Counsel and Secretary

SCHEDULE I

INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS

OF

MANPOWER INC.

Unless otherwise indicated,  the business address and telephone number of each executive officer or director is Manpower Inc., One Manpower Place, Milwaukee, Wisconsin 53212, (414) 961-1000, which address and telephone number is Manpower’s business address and telephone number.

MANPOWER EXECUTIVE OFFICERS

Name	Present Principal Occupation Or Employment And Employment History

Jeffrey A. Joerres

Chairman of Manpower since May 2001, and President and Chief Executive Officer of Manpower since April 1999.  Senior Vice President — European Operations and Marketing and Major Account Development of Manpower from July 1998 to April 1999.   A director of Artisan Funds, Inc. and Johnson Controls, Inc.  A director of Manpower for more than five years.  An employee of Manpower since July 1993.

Michael J. Van Handel

Executive Vice President, Chief Financial Officer of Manpower since January 2008. Executive Vice President, Chief Financial Officer and Secretary of Manpower from April 2002 to January 2008. Senior Vice President, Chief Financial Officer and Secretary of Manpower from August 1999 to April 2002. Senior Vice President, Chief Financial Officer, Treasurer and Secretary of Manpower from July 1998 to August 1999. An employee of Manpower since May 1989.

Barbara J. Beck

Executive Vice President of Manpower, President – Europe, Middle East and Africa since January 2006. A director of Ecolab Inc. since February 2008. Executive Vice President of Manpower – United States and Canadian Operations from January 2002 to December 2005. Independent consultant from August 2000 to January 2002. Area Vice President and General Manager of United States – West for Sprint Corporation from February 1996 to August 2000. An employee of Manpower since January 2002.

Jonas Prising

Executive Vice President of Manpower, President – The Americas of Manpower since January 2009. Executive Vice President of Manpower, President – United States and Canadian Operations from January 2006 to December 2008. Managing Director of Manpower Italy from July 2002 to December 2005. Director of Manpower Global Accounts – EMEA from June 1999 to June 2002. Prior to joining Manpower, held multiple international management positions with Electrolux from 1989 to May 1999. An employee of Manpower since June 1999.

Owen J. Sullivan

Executive Vice President of Manpower, and Chief Executive Officer of Right Management and Jefferson Wells since January 2005. Chief Executive Officer of Jefferson Wells International, Inc. from April 2003 to January 2005. Independent consultant from 2002 to 2003. President of the Financial Services Group – Metavante Corporation from 1999 to 2003. An employee of Manpower since April 2003.

Francoise Gri

Executive Vice President of Manpower, President – France since February 2007. Prior to joining Manpower, held various leadership roles with IBM from 1981 to February 2007 including: regional general manager of France, Belgium and Luxembourg; vice president of marketing and channels software for IBM EMEA; and executive of e-business solutions for IBM EMEA. An employee of Manpower since February 2007.

Darryl Green

Executive Vice President of Manpower, President –Asia-Pacific and Middle East Operations since January 2009. Executive Vice President of Manpower, President – Asia-Pacific Operations from May 2007 to December 2008. Prior to joining Manpower, served as CEO of Tata Teleservices. Previously, CEO of Vodafone Japan, a publicly listed mobile services provider. From 1989 to 1998, held various management positions within AT&T, including three years as President and CEO of its Japanese operations. An employee of Manpower since May 2007.

Mara E. Swan

Executive Vice President - Global Strategy and Talent since January 2009. Senior Vice President of Global Human Resources from August 2005 to December 2008. Prior to Manpower, served as Chief People Officer for the Molson Coors Brewing Company for its global operations. Previously, Human Resources Manager for Miller Brewing Company. An employee of Manpower since August 2005.

Kenneth C. Hunt

Senior Vice President, General Counsel and Secretary of Manpower since January 2008. Prior to joining Manpower, a shareholder with the law firm of Godfrey & Kahn, S.C. from 1981 to 2007. An employee of Manpower since January 2008.

MANPOWER DIRECTORS

Name	Present Principal Occupation Or Employment And Directorships

Jeffrey A. Joerres

Chairman of Manpower since May 2001, and President and Chief Executive Officer of Manpower since April 1999.  Senior Vice President — European Operations and Marketing and Major Account Development of Manpower from July 1998 to April 1999.   A director of Artisan Funds, Inc. and Johnson Controls, Inc.  A director of Manpower for more than five years.  An employee of Manpower since July 1993.

Marc J. Bolland	Chief Executive Officer of Wm Morrisons Supermarket Plc since September 2006. Executive Board Member of Heineken N.V., a Dutch

beer brewing and bottling company, from 2001 to August 2006. Previously, a Managing Director of Heineken Export Group Worldwide, a subsidiary of Heineken N.V., from 1999 to 2001, and Heineken Slovensko, Slovakia, a subsidiary of Heineken N.V., from 1995 to 1998. A director of Manpower for more than five years.

J. Thomas Bouchard

Retired Senior Vice President, Human Resources of International Business Machines from 1994 to 2000.  Senior Vice President and Chief Human Resources Officer of U.S. West Inc. from 1989 to 1994.  Also a director of Nordstrom fsb.  A director of Manpower for more than five years.

Gina R. Boswell

President, Global Brands, of Alberto-Culver Company since January 2008. Senior Vice President and Chief Operating Officer — North America of Avon Products, Inc. from February 2005 to May 2007. Senior Vice President — Corporate Strategy and Business Development of Avon Products, Inc. from 2003 to February 2005. Prior thereto, an executive with Ford Motor Company, serving in various positions from 1999 to 2003. A director of Manpower since February 2007.

Cari M. Dominguez

Chair of the U.S. Equal Employment Opportunity Commission from 2001 to 2006. President, Dominguez & Associates, a consulting firm, from 1999 to 2001. Partner, Heidrick & Struggles, a consulting firm, from 1995 to 1998. Director, Spencer Stuart, a consulting firm, from 1993 to 1995. Assistant Secretary for Employment Standards Administration and Director of the Office of Federal Contract Compliance Programs, U.S. Department of Labor, from 1989 to 1993. Prior thereto, held senior management positions with Bank of America. A trustee of Calvert SAGE Funds since September 2008. A director of Manpower since May 2007.

Jack M. Greenberg

Chairman of The Western Union Company since 2006. Retired Chairman and Chief Executive Officer of McDonald’s Corporation from May 1999 to December 2002, and Chief Executive Officer and President from August 1998 to May 1999. Director of The Allstate Corporation, InnerWorkings, Inc., Hasbro, Inc. and The Western Union Company. A director of Manpower for more than five years.

Terry A. Hueneke

Retired Executive Vice President of Manpower from 1996 until February 2002. Senior Vice President — Group Executive of Manpower’s former principal operating subsidiary from 1987 until 1996. A director of Manpower for more than five years.

Roberto Mendoza

Partner of Deming Mendoza & Co. LLC, a corporate finance advisory firm, since January 2009.  Non-executive Chairman of Trinsum Group, Inc., an international strategic and financial advisory firm, from January 2007 to November 2008.  Chairman of Integrated Finance Limited, a financial advisory firm, from June 2002 to January 2007.  Managing Director of Goldman Sachs & Co. from September 2000 to March 2001.  Director and Vice Chairman of J.P. Morgan & Co. Inc., from January 1990 to June 2000.  A director of The Western Union Company and Paris Re Holdings Limited, a reinsurance company.  Also a member of the Council on Foreign Relations.

Ulice J. Payne, Jr.

President of Addison-Clifton, LLC, a provider of global trade compliance advisory services, from May 2004 to present. President and Chief Executive Officer of the Milwaukee Brewers Baseball Club from 2002 to 2003. Partner with Foley & Lardner LLP, a national law firm, from 1998 to 2002. Director of Northwestern Mutual, Wisconsin Energy Corporation and Badger Meter, Inc. A director of Manpower since October 2007.

John R. Walter

Retired President and Chief Operating Officer of AT&T Corp. from November 1996 to July 1997. Chairman, President and Chief Executive Officer of R.R. Donnelley & Sons Company, a print and digital information management, reproduction and distribution company, from 1989 through 1996. Non-executive Chairman of the Board of InnerWorkings, Inc. and a director of Vasco Data Securities, Inc. A director of Manpower for more than five years.

Edward J. Zore

President and Chief Executive Officer of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”) since June 2001. President of Northwestern Mutual from March 2000 to June 2001. Executive Vice President, Life and Disability Income Insurance, of Northwestern Mutual from 1998 to 2000. Executive Vice President, Chief Financial Officer and Chief Investment Officer of Northwestern Mutual from 1995 to 1998. Prior thereto, Chief Investment Officer and Senior Vice President of Northwestern Mutual. Also a trustee of Northwestern Mutual, a director of Northwestern Mutual Series Fund, Inc., and a director of Northwestern Mutual Wealth Management Company. A director of Manpower for more than five years.

SCHEDULE II

INFORMATION CONCERNING PERSONS PARTY TO THE TENDER AND VOTING

AGREEMENT WITH MANPOWER INC., DATED FEBRUARY 1, 2010

Name and Title at COMSYS IT Partners, Inc.	Principal Employer	Address of Principal Employer

Wachovia Investors, Inc.	N/A	301 S. College Street 12th Floor Charlotte, NC 28288

Links Partners, L.P. Inland Partners, L.P.	N/A	2010 Main Street Suite 1020 Irvine, CA 92614

Larry L. Enterline, Chief Executive Officer and Director	COMSYS IT Partners, Inc.	4400 Post Oak Parkway Suite 1800 Houston, TX 77027

Amy Bobbitt, Senior Vice President and Chief Accounting Officer	COMSYS IT Partners, Inc.	2050 East ASU Circle Suite 120 Tempe, AZ 85284-1821

David L. Kerr, Senior Vice President—Corporate Development	COMSYS IT Partners, Inc.	4400 Post Oak Parkway Suite 1800 Houston, TX 77027

Michael H. Barker, Executive Vice President and Chief Operating Officer	COMSYS IT Partners, Inc.	10700 Sikes Place Suite 395 Charlotte, NC 28277

Ken R. Bramlett, Jr., Senior Vice President, General Counsel and Corporate Secretary,	COMSYS IT Partners, Inc.	10700 Sikes Place Suite 395 Charlotte, NC 28277

Frederick W. Eubank, II, Director	Managing Partner, Wachovia Capital Partners	301 S. College Street 12th Floor Charlotte, NC 28288

Robert Fotsch, Director	N/A	140 Cheshire Lane Mooresville, NC 28117

Robert Z. Hensley, Director	N/A	4391 Old Bayou Trail Destin, FL 32541

Victor E. Mandel, Director	N/A	P.O. Box 5962 Washington, DC 20016

Courtney R. McCarthy, Director	Principal, Wachovia Capital Partners	301 S. College Street 12th Floor Charlotte, NC 28288

Elias J. Sabo, Director,	The Compass Group International, LLC	2010 Main Street Suite 1020 Irving, CA 92614

EXHIBIT INDEX

Exhibit No	Description

99.1

Agreement and Plan of Merger, dated as of February 1, 2010, by and among Manpower Inc., Taurus Merger Sub, Inc. and COMSYS IT Partners, Inc., incorporated by reference to Manpower’s Current Report on Form 8-K dated February 2, 2010.

99.2

Tender and Voting Agreement, dated as of February 1, 2010, between Manpower Inc. and the persons listed on Schedule I thereto, incorporated by reference to Manpower’s Current Report on Form 8-K dated February 2, 2010.